

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

February 13, 2017

Jonathan Adams
Chief Executive Officer and Chief Financial Officer
BioVie Inc.
100 Cummings Center, Suite 247-C
Beverly, MA 01915

>   **Re: BioVie Inc.**
>   **Registration Statement on Form S-1**
>   **Filed January 19, 2017**
>   **File No. 333-215619**

Dear Mr. Adams

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Our staff accommodation permitting the resale offering of shares to be issued under an equity line transaction is available only where there is an existing public market for the shares being offered. In this regard, we note that your common stock is quoted on the OTC Pink marketplace. Please refer to Compliance and Disclosure Interpretations, Securities Act Sections, 139.13 and revise to remove all common shares that remain issuable pursuant to the company's put option.

Prospectus Cover Page

2.   With respect to the outstanding common shares and common shares underlying the issued warrants, please revise to provide a fixed price at which the selling stockholder will sell their shares until such time as the common shares are listed on a national securities exchange, or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dorrie Yale at 202-551-8776 or Joseph McCann at 202-551-6262 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Insurance and Healthcare

cc: David Crandall, Esq. — Hogan Lovells US LLP